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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934

Central Pacific Financial Corp.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, no par value per share
(Title of Class of Securities)

154760409
(CUSIP Number of Class of Securities)

Glenn K.C. Ching
Senior Vice President, Corporate Secretary and General Counsel
220 South King Street
Honolulu, Hawaii 96813
(808) 544-0500
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

with a copy to:
Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, California 90067
(310) 712-6600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$68,800,000	$8,861.44

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $68,800,000 in value of common stock, no par value per share, of Central Pacific Financial Corp.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $128.80 per million dollars of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO ("Schedule TO") is being filed by Central Pacific Financial Corp., a Hawaii corporation ("Central Pacific" or the "Company"), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the Company's offer to purchase for cash up to $68,800,000 in value of shares of our common stock, no par value per share (the "Shares"), together with the associated rights (the "Rights") to purchase the Junior Participating Preferred Stock, Series C (the "Series C Preferred Stock") issued pursuant to the Tax Benefits Preservation Plan, dated as of November 23, 2010 (as amended, the "Tax Benefits Preservation Plan"), between the Company and Wells Fargo Bank, National Association, as rights agent, at a price not greater than $21.00 nor less than $18.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated February 21, 2014 (the "Offer to Purchase"), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which together, as they may be amended or supplemented from time to time, constitute the "Offer"). This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) under the Exchange Act.

        All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

ITEM 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.    Subject Company Information.

        (a)   The name of the issuer is Central Pacific Financial Corp. The address of the Company's principal executive offices is 220 South King Street, Honolulu, Hawaii 96813. The Company's telephone number is (808) 544-0500.

        (b)   This Schedule TO relates to the Shares of Central Pacific, together with the associated Rights. As of February 14, 2014, there were 42,108,496 Shares issued and outstanding. The information set forth in the section of the Offer to Purchase titled "Introduction" is incorporated herein by reference.

        (c)   The information set forth in Section 8 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 3.    Identity and Background of Filing Person.

        (a)   Central Pacific Financial Corp. is the filing person and issuer. The information set forth in Item 2(a) is incorporated herein by reference. The information set forth in Section 11 ("Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.    Terms of the Transaction.

        (a)(1)(i)  The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and "Introduction," and in Section 1 ("Value of Shares; Priority of Purchase") of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(ii)  The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and "Introduction," and in Section 1 ("Value of Shares; Priority of Purchase"), Section 5 ("Purchase of Shares and Payment of Purchase Price") and Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(iii)  The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and "Introduction," and in Section 1 ("Value of Shares; Priority of Purchase"), Section 3 ("Procedures for Tendering Shares") and Section 15 ("Extension of the Offer; Termination; Amendment") of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(iv)  Not applicable.

        (a)(1)(v)  The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and in Section 15 ("Extension of the Offer; Termination; Amendment") of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(vi)  The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and in Section 4 ("Withdrawal Rights") of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(vii)  The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and in Section 3 ("Procedures for Tendering Shares") and Section 4 ("Withdrawal Rights") of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(viii)  The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet," in Section 3 ("Procedures for Tendering Shares") and Section 5 ("Purchase of Shares and Payment of Purchase Price") of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(ix)  The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet", "Introduction," in Section 1 ("Value of Shares; Priority of Purchase") and in Section 5 ("Purchase of Shares and Payment of Purchase Price") of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(x)  The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and in Section 2 ("Purpose of the Offer; Certain Effects of the Offer") of the Offer to Purchase is wincorporated herein by reference.

        (a)(1)(xi)  The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and in Section 2 ("Purpose of the Offer; Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(xii)  The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and in Section 3 ("Procedures for Tendering Shares") and Section 13 ("United States Federal Income Tax Consequences") of the Offer to Purchase is incorporated herein by reference.

        (a)(2)(i-vii)  Not applicable.

        (b)   The information set forth in Section 11 ("Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (e)   The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and in Section 11 ("Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.    Purposes of the Transaction and Plans or Proposals.

        (a)   The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and in Section 2 ("Purpose of the Offer; Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

        (b)   The information set forth in Section 2 ("Purpose of the Offer; Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

        (c)(1-10) The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and "Introduction" and in Section 2 ("Purpose of the Offer; Certain Effects of the Offer"), Section 9 ("Source and Amount of Funds"), Section 10 ("Certain Information Concerning the Company") and Section 11 ("Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.    Source and Amount of Funds or Other Consideration.

        (a), (b) and (d) The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" and in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.    Interest in Securities of the Subject Company.

        (a) and (b) The information set forth in Section 11 ("Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   The information set forth in the section of the Offer to Purchase titled "Introduction" and in Section 2 ("Purpose of the Offer; Certain Effects of the Offer") and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.    Financial Statements.

        (a) and (b) Not applicable.

ITEM 11.    Additional Information.

        (a)(1)  The information set forth in Section 11 ("Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

        (a)(2)  The information set forth in Section 12 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

        (a)(3)  Not applicable.

        (a)(4)  Not applicable.

        (a)(5)  None.

        (c)   The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12.    Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated February 21, 2014.*
(a)(1)(B)	Letter of Transmittal (including guidelines on "What Number to Give the Depository" on IRS Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Letter to 401(k) Retirement Savings Plan Participants.*
(a)(1)(G)	Form of Summary Advertisement.*
(a)(5)(A)	Press Release issued by Central Pacific Financial Corp. on February 21, 2014.*
(a)(5)(B)	Employee communication issued on February 21, 2014.*
(d)(1)	Repurchase Agreement, entered into as of February 20, 2014, by and between Central Pacific Financial Corp. and ACMO-CPF, L.L.C.*
(d)(2)	Repurchase Agreement, entered into as of February 20, 2014, by and between Central Pacific Financial Corp. and Carlyle Financial Services Harbor, L.P.*
(d)(3)	Split Dollar Life Insurance Plan.(1)(4)
(d)(4)	Central Pacific Bank Supplemental Executive Retirement Plan.(4)(8)
(d)(5)	The Registrant's 1997 Stock Option Plan, as amended.(4)(5)
(d)(6)	The Registrant's 2004 Stock Compensation Plan, as amended.(2)(4)
(d)(7)	The Registrant's Directors' Deferred Compensation Plan.(4)(6)
(d)(8)	Form of Restricted Stock Award Agreement.(4)(7)
(d)(9)	The Registrant's Long-Term Executive Incentive Plan, effective January 1, 2005.(4)(5)
(d)(10)	Amendment No. 2008-1 to the Registrant's Long-Term Executive Incentive Plan.(3)(4)
(d)(11)	The Registrant's 2004 Annual Executive Incentive Plan.(4)(7)
(d)(12)	Amendment No. 2008-1 to the Registrant's 2004 Annual Executive Incentive Plan dated December 31, 2008.(3)(4)
(d)(13)	Letter Agreement, dated January 9, 2009, including the Securities Purchase Agreement—Standard Terms incorporated by reference therein, between the Registrant and the Treasury.(9)
(d)(14)	Restricted Stock Unit Agreement with John C. Dean dated May 24, 2010.(4)(10)

Exhibit Number	Description
(d)(15)	Written Agreement by and among the Registrant, Federal Reserve Bank of San Francisco and Hawaii Division of Financial Institutions dated July 2, 2010.(11)
(d)(16)	Restricted Stock Unit Agreement with Lawrence D. Rodriguez dated August 27, 2010.(4)(12)
(d)(17)	Investment Agreement, dated November 4, 2010, between the Registrant and Carlyle Financial Services Harbor, L.P.(9)
(d)(18)	Investment Agreement, dated November 4, 2010, between the Registrant and ACMO-CPF, L.L.C.(9)
(d)(19)	Amendment No. 1 dated December 20, 2010 to Investment Agreement between the Registrant and Carlyle Financial Services Harbor, L.P.(13)
(d)(20)	Amendment No. 1 dated December 20, 2010 to Investment Agreement between the Registrant and ACMO-CPF, L.L.C.(13)
(d)(21)	Form of Subscription Agreement by and between the Registrant and the Additional Investors.(14)
(d)(22)	Amendment No. 2 dated February 10, 2011 to Investment Agreement between the Registrant and Carlyle Financial Services Harbor, L.P.(15)
(d)(23)	Amendment No. 2 dated February 10, 2011 to Investment Agreement between the Registrant and ACMO-CPF, L.L.C.(15)
(d)(24)	Amendment No. 2011-1 to the Registrant's 2004 Annual Executive Incentive Plan.(4)(17)
(d)(25)	Amendment No. 2012 to 2004 Stock Compensation Plan.(4)(18)
(d)(26)	Form of Stock Option Agreement for 2004 Stock Compensation Plan.(4)(18)
(d)(27)	Form of Restricted Stock Unit Grant Agreement for 2004 Stock Compensation Plan.(4)(18)
(d)(28)
Tax Benefits Preservation Plan, dated as of November 23, 2010, between the Registrant and Wells Fargo Bank, National Association, which includes the Form of Certificate of Designation for the Junior Participating Preferred Stock, Series C, as Exhibit A, Form of Right Certificate as Exhibit B and Form of Summary of Terms as Exhibit C.(19)
(d)(29)	2013 Stock Compensation Plan.(4)(20)
(d)(30)	Form of Stock Option Grant Agreement.(4)(20)
(d)(31)	Form of Restricted Stock Grant Agreement.(4)(20)
(d)(32)	Form of Restricted Stock Unit Agreement.(4)(20)
(d)(33)	Form of Stock Appreciation Rights Grant Agreement.(4)(20)
(d)(34)	Form of Key Employee Restricted Stock Unit Grant Agreement.(4)(20)
(d)(35)	Amendment to Tax Benefits Preservation Plan, dated as of January 31, 2014, between the Registrant and Wells Fargo Bank, National Association.(21)
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.

(1)
Filed as Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1991, filed with the Securities and Exchange Commission on March 27, 1992.

(2)
Filed as Exhibits 3.1 and 10.6 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission on February 29, 2012.

(3)
Filed as Exhibits 10.1, 10.15, 10.17, 10.19 and 10.21 to the Registrant's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 2, 2009.

(4)
Denotes management contract or compensation plan or arrangement.

(5)
Filed as Exhibits 10.8 and 10.9 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed with the Securities and Exchange Commission on March 28, 1997.

(6)
Filed as Exhibit 10.12 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 30, 2001.

(7)
Filed as Exhibits 10.9 and 10.20 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 16, 2005.

(8)
Filed as Exhibits 10.19, 14.1 and 14.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 15, 2006.

(9)
Filed as Exhibits 10.20, 10.32 and 10.33 to the Registrant's Registration Statement on Form S-1/A, filed with the Securities and Exchange Commission on April 1, 2011.

(10)
Filed as Exhibits 10.1 and 10.2 to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 25, 2010.

(11)
Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 9, 2010.

(12)
Filed as Exhibits 10.1 and 10.2 to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 27, 2010.

(13)
Filed as Exhibits 10.1 and 10.2 to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 21, 2010.

(14)
Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 27, 2010.

(15)
Filed as Exhibits 10.1 and 10.2 to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 11, 2011.

(16)
Filed as Exhibit 10.1 and Annex A to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 22, 2011.

(17)
Filed as Appendix B to the Registrant's Definitive Proxy Statement on Form DEF 14A filed with the Securities and Exchange Commission on March 4, 2011.

(18)
Filed as Exhibits 10.1, 10.2 and 10.3 to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 30, 2012.

(19)
Filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 24, 2010.

(20)
Filed as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6 to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 1, 2013.

(21)
Filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 31, 2014.

ITEM 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CENTRAL PACIFIC FINANCIAL CORP.
By:	/s/ DENIS K. ISONO
	Name:	Denis K. Isono
	Title:	Executive Vice President & Chief Financial Officer

Date: February 21, 2014

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  ITEM 1. Summary Term Sheet.
  ITEM 2. Subject Company Information.
  ITEM 3. Identity and Background of Filing Person.
  ITEM 4. Terms of the Transaction.
  ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.
  ITEM 6. Purposes of the Transaction and Plans or Proposals.
  ITEM 7. Source and Amount of Funds or Other Consideration.
  ITEM 8. Interest in Securities of the Subject Company.
  ITEM 9. Persons/Assets, Retained, Employed, Compensated or Used.
  ITEM 10. Financial Statements.
  ITEM 11. Additional Information.
  ITEM 12. Exhibits.
  ITEM 13. Information Required by Schedule 13E-3.
SIGNATURES